MEMORANDUM

TO:	3M Stockholders
FROM:	Trillium Asset Management, LLC (Contact: Shelley Alpern, Vice President)
DATE:	April 30, 2012

Proposal No. 7 on 3M’s 2012 Proxy Statement:
Argument for a “Yes Vote”

RESOLVED:

The shareholders request that the board of directors adopt a policy prohibiting the use of corporate funds for any political election or campaign.

SUPPORTING STATEMENT:

We believe this policy should include any direct or indirect contribution that is intended to influence the outcome of an election or referendum. It should also prohibit the use of trade associations or nonprofit corporations from channeling our company’s contributions or membership dues to influence the outcome of any election or referendum.

Trillium Asset Management, LLC, an investment firm specializing in sustainable and responsible investing for high net worth individual and institutional clients, has submitted this proposal for the consideration of fellow shareholders. We urge you to cast a “Yes” vote in favor for the reasons outlined below.

Our proposal seeks to ensure that 3M protects itself from the reputation damage that can be incurred from spending corporate general treasury funds to influence electoral politics. In recent years 3M has engaged in political spending activity that, in the opinion of the proponents, has courted unnecessary risk to its brand and reputation as a civic leader (see pages 3 and 5).

New Campaign Finance Rules Require Responsible Governance
In the two election cycles following the US Supreme Court’s landmark Citizens United decision1, an unprecedented amount of money has flowed into national and state-level political campaigns. Spending by outside groups between the 2006 and 2010 mid-term elections rose from about $50 million to $275 million.2 Total independent expenditures rose from nearly $69 million to approximately $305 million in those cycles.3 The number of registered Super PACs alone rose from a mere 17 in August 2010 to 264 by December 2011.4

1 Delivered in January 2010, Citizens United held that corporations and unions may spend unlimited funds from their general treasuries on independent political expenditures.
2 Craig Holman, Public Citizen’s Congress Watch, September 2011 webinar.
3 Meredith McGehee, Campaign Legal Center, September 2011 webinar.
4 See Super PACs and the Corporations Who Love Them, by the Coalition for Accountability in Political Spending, January 2012, at http://politicalspending.org/docs/CAPS-SuperPAC-report.pdf.

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These developments are deeply unpopular among the U.S. public. In February 2010, an ABC News/Washington Post poll found that 80% opposed Citizens United, noting, “the bipartisan nature of these views is striking in these largely partisan times.” In a June 2010 Harris poll, 85% of voters said that corporations “have too much influence over the political system today.” 5

In this presidential primary season, there has been an explosion of media coverage devoted to the rise of SuperPacs, 501-c4s and other vehicles for unlimited and often secret spending that have emerged from the loopholes affirmed by Citizens United.  Many focus on the threat to democracy that the rise of money in politics poses, but we believe investors need to be particularly sensitive to the risks to companies that are perceived as too deeply engaged in the political process:

•
Members of the U.S. Chamber of Commerce are under fire for funding special campaigns that are political to the point of partisanship. In January 2011, 44 investors and investment organizations representing approximately $43 billion in assets wrote to 35 major companies serving on the Chamber’s Board urging company managements to evaluate their role and to assess the risks and benefits of Board membership. (Trillium Asset Management was a signatory to this letter.) The investors pointed to the significant risks posed by misalignment between company and Chamber policy objectives as well as the Chamber’s aggressively partisan role in electoral politics. The Chamber has been criticized by many in recent years for its obstructive positions on climate change legislation, the healthcare and financial reform bills enacted in 2010, and for its partisan political spending, reported to be $75 million in the 2010 elections. Officials from 3M serve on the Chamber’s board of directors.

•
A number of high-profile corporations were targeted by national campaigns and have abruptly severed their support for the American Legislative Exchange Council when its support of highly controversial public policies (e.g., Florida’s “Stand Your Ground” laws) was exposed, along with the full extent of that organization’s partisanship.6

5 In a survey conducted even well before Citizens United, 73% of shareholders said they believe that corporate political spending is often undertaken to advance the private political interests of corporate executives rather than the interest of the company and its shareholders. (2006 survey by Mason-Dixon Polling and Research entitled “Corporate Political Spending: A Survey of American Shareholders,” available at http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/918.)
6 At this date, organizations to date include Coca-Cola, Kraft, Pepsi, McDonalds, Wendys, Reed Elsevier, Mars, Blue Cross Blue Shield, Yum! Brands, and the Bill and Melinda Gates Foundation. See also, “ALEC: What It Does and Why Three Corporations Cut Ties,” Time magazine, April 9, 2012.

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•	Activists launched boycotts of Valero and Tesoro, two Texas-based oil companies that contributed millions to a campaign to repeal California legislation restricting greenhouse gas emissions.

One of the most important examples involves 3M directly.

In 2010, a number of prominent Minnesota-based companies (including 3M, Best Buy, Target, Polaris Industries and Pentair) made large contributions to MN Forward, an independent committee. MN Forward supported Minnesota State Representative Tom Emmer, a politician with a long history of opposition to gay marriage, adoption rights, and whose campaign had once made a $250 contribution to a “Christian” punk rock ministry who had once said that Muslims “seemed to be more moral” than American Christians because they were calling for the execution of gay people.7

Target Corp.’s donation sparked a nationwide backlash from its customers. The company endured in-store protests, a boycott, and widespread media coverage condemning its $100,000 donation to MN Forward. Many of Target’s customers expressed a sense of betrayal for the company’s support of Tom Emmer because its own policies toward its LGBT (lesbian, gay, bisexual and transgender) employees were fair-minded and respectful; the company had merited a perfect score in the “Corporate Equality Index” maintained by the nation’s leading LGBT advocacy group, the Human Rights Campaign.

Like Target, 3M has also enjoyed high esteem in the LGBT (lesbian, gay, bisexual and transgender) community and enjoyed a 100% score in the Corporate Equality Index.

Alarmed by the potential damage to 3M’s reputation, Trillium Asset Management and other concerned 3M investors immediately reached out to the shareholders and management of our company, as well as those of Target, Pentair and Best Buy. We filed shareholder proposals calling upon those companies to introduce stricter internal policies for vetting recipients of its political donations, and withdrew them from Target, Pentair and Best Buy when our concerns were heard and addressed.8 Unique among the companies we spoke to, 3M expressed no regret for its contribution to MN Forward, noting that it had made a second large donation after Target’s had become a nationwide controversy.9 Our resolution received nearly 36% of the vote.

7 Birkey, Andy (May 25, 2010). "Emmer Campaign Donated to Controversial Christian Punk-Rock Ministry," The Minnesota Independent.
8 See http://trilliuminvest.com/wp-content/uploads/2011/02/Target-Best-Buy-Press-Release.pdf.
9 Conference call with 3M executives, February 17, 2011.

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Academic Research Challenges the Conventional Wisdom

Interestingly, recent academic work has highlighted the risks of corporate political spending to shareholder value and the broader economy. A 2009 paper from the International Monetary Fund found that lobbying by financial institutions may have contributed to the 2008-9 financial crisis by allowing some financial firms to engage in riskier lending behavior.10 A recent study of 12,000 firms by Professors Aggarwal, Meschke, and Wang of the University of Minnesota revealed that corporate political spending correlates with lower shareholder value and poor corporate governance.11 The academic debate will surely continue, but we believe it is important for investors to be aware that the there is enough evidence to question seriously the conventional wisdom that corporate political spending benefits companies and investors in the long run.

Sources:  Deniz Igan, Prachi Mishra and Thierry Tressel, “A Fistful of Dollars: Lobbying and the Financial Crisis,” International Monetary Fund, October 14, 2009 (http://www.imf.org/external/pubs/ft/wp/2009/wp09287.pdf) and  Rajesh K. Aggarwal,  Felix Meschke and Tracey Yue Wang, “Corporate Political Contributions: Investment or Agency?” EFA 2008 Athens Meeting Paper (http://ssrn.com/abstract=972670).

Frequently Asked Questions

3M says it already has restrictions in place regarding political spending. So why is this proposal needed?

In your 2012 proxy statement notes that it “does not make contributions to candidates for federal office or to national political party committees.” This, however, covers only a fraction of the ways that 3M can and does engage in influencing electoral politics. These restrictions do not address the type of spending our proposal seeks to curb -- indirect spending from the corporate treasury that can be contributed to 527’s, 501-c4’s or trade associations without disclosure. Looking at these vehicles:

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According to the Center for Political Accountability, from 2002 through 2010, 3M contributed approximately $809,000 to 527 groups. Among the recipients: the Democratic and Republican Governors Associations, the Republican State Leadership Committee, the Democratic Attorney Generals Association, and the Democratic Legislative Campaign Committee.12

10 Deniz Igan, Prachi Mishra, and Thierry Tressel, “A Fistful of Dollars:  Lobbying and the Financial Crisis,” Research Department, IMF, October 14, 2009.
11 Aggarwal, Rajesh K., Meschke, Felix and Wang, Tracy Yue, Corporate Political Contributions: Investment or Agency? (June 25, 2009). EFA 2008 Athens Meetings Paper. Available at SSRN: http://ssrn.com/abstract=972670.
12 http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/5154

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•
3M does not disclose its trade association memberships, or whether it allows its trade associations to use any portion of its payments for political purposes.  Officials from 3M sit on the boards of directors of the National Association of Manufacturers and the U.S. Chamber of Commerce, both of which have taken positions on climate change that are diametrically opposed to the public policy views stated by 3M, and its operational practices.13

•	3M does not voluntarily disclose any giving to 501-c4’s. (501-c4’s are “social welfare” organizations that can engage in lobbying and can take unlimited contributions as a result of Citizens United.)

•
3M contributed nearly $100,000 to ballot measure committees in Minnesota, South Dakota, and California from 2004 through 200814, but this information is not disclosed from the company; it must be pieced together from state records. The CPA found the following:

In 2002, a contribution to a California ballot initiative to create limitations on an individual's right to sue a company because of unfair business practices.

In 2006, a contribution to Governor Schwarzenegger’s California Recovery Team, which supported an unsuccessful proposition to increase from two to five complete years the amount of time public school teachers must wait to become permanent employees.

In 2006, a contribution of $40,000 to the ballot measure committee Minnesotans for Better Roads and Transit. The committee supported an amendment that would dedicate revenue from a tax on the sale of new and used motor vehicles to public transit assistance and highway purposes.

In 2006, a contribution of $25,000 to the No on E Coalition (South Dakota), which opposed an amendment which would have established a grand jury to evaluate civil lawsuits involving judges.

In 2004, a contribution to the South Dakota Business Impact Ballot Committee, to oppose an amendment which would have based the taxable value of property upon its "acquisition" rather than its actual value. 15

In addition, between 2004 and 2008, 3M donated $593,000 to state level recipients.16

13 http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/5154
14 http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/5154
15 http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/5154
16 As reported by the Center for Political Accountability (in a report dated 2010), citing data compiled by the National Institute for Money in State Politics, CQMoneyline. The CPA notes: “The search results do not always distinguish between contributions made with corporate funds and those made by the company PAC. Though the CPA made every effort to exclude any PAC contributions, the figure cited in this report may include contributions made with employee funds.” (http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/5154)

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Does 3M have sufficient transparency guidelines for political spending?

As described above, there are significant gaps in transparency as to the extent of the 3M’s political giving. Even though candidate contributions and 527 donations above $10,000 are disclosed, the full extent of the 3M’s political contributions made through 501c-4s, trade associations and ballot referenda are not voluntarily disclosed and exceedingly difficult to trace.

Will this affect 3M’s ability to fully participate in the political process?

Our proposal does not address lobbying expenditures or PAC spending, the most common ways that corporations participate in the political process.

We regard lobbying an appropriate means of influencing public policy when undertaken in the best interests of the shareholders, customers and company. It is a preferable alternative to diverting treasury funds to political ends. For high-profile corporations, public policy positions must be also undertaken with transparency and sensitivity to public opinion.

This proposal would not constrain lobbying expenditures, PAC expenditures, or the ability of employees to participate in the political process in a personal capacity. Therefore, the argument that that implementing this proposal would impair the 3M’s ability to make its policy preferences known simply doesn’t hold up.

3M spends generously on lobbying and state PACs. According to the National Institute on Money in State Politics, 3M PAC contributed nearly $1.2 million to political recipients since 2008.17 As for lobbying, 3M spent at least $11 million from 2008 through 2012 (year to date).18

Have any other companies implemented your proposal?

According to a 2011 study of S&P 500 companies, 64 companies (up from 40 in 2010), had some type of explicit prohibition in place regarding political spending from treasury funds.19

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC. Trillium is NOT asking for your proxy card and is not providing investment advice. We will not accept proxy cards, and any proxy cards received will be returned.

17 http://www.opensecrets.org/pacs/lookup2.php?strID=C00084475
18 http://www.opensecrets.org/lobby/clientsum.php?id=D000021800
19 Corporate Governance of Political Expenditures:2011 Benchmark Report on S&P 500 Companies, November 2011, published by the Sustainable Investments Institute and the IRRC Institute.

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